Mail Stop 4561

February 19, 2009

Mr. Michael Eggers
Senior Vice President and
Chief Financial Officer
RealNetworks, Inc.
2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

> **Re:**   **RealNetworks, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Form 10-Q for the Quarter Ended September 30, 2008**
> **Form 8-K filed February 12, 2009**
> **File No. 000-23137**

Dear Mr. Eggers:

We have reviewed your response letter dated January 23, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 31, 2008.

Form 10-Q for the Quarter Ended September 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuation of Goodwill, page 24

1.   We have read your response to prior comment number 2 and note that you have simply quoted the examples provided by paragraph 28 in supporting your assertions that a triggering event had not occurred and additional disclosure was

not necessary in the third quarter. As you have not provided us with any substantive details regarding how management arrived at its conclusions, we do not have enough information to understand your judgment. Please provide us with a robust discussion of specific factors that you considered and the changes between the third and fourth quarter that gave rise to these conclusions. In addition, discuss the adequacy of your third-quarter MD&A disclosures in terms of the standards for disclosure of known trends and uncertainties. See Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

<u>Form 8-K Filed February 12, 2009</u>

<u>Exhibit 99.1</u>

2.   We note that for your fourth fiscal quarter, the gain on the sale of your interest in Rhapsody America was recorded directly to stockholders' equity rather than through the statement of operations. Please clarify for us how the application of SAB 51 resulted in this change.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Mark Shannon, Staff Accountant, at (202) 551-3299, or me at (202) 551-3451 if you have questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief